EXHIBIT 99.1

Medicenna Extends Period to Exercise Certain Warrants

TORONTO and HOUSTON, Dec. 21, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (TSX: MDNA, OTCQB: MDNAF), a clinical stage immunotherapy company focused on the development of Superkines, today announced that it has received conditional approval from the Toronto Stock Exchange to extend the expiry date of the common share purchase warrants of the Company (the “Warrants”) originally issued on December 21, 2018. The Warrants, of which 1,103,000 are available to be extended, are exercisable for common shares of the Company (the “Common Shares”) at a price of $1.20 per Common Share and are set to expire on December 21, 2023. The extension will not apply to the aggregate of 200,000 Warrants held by insiders of the Company.

The Company has extended the expiry date of such Warrants until July 31, 2024 (the “Amendment”). The Amendment will be effective 10 business days after December 21, 2023. Warrant holders will have the ability to exercise their Warrants after such period has expired. All other terms of the Warrants, including the exercise price, remain unchanged.

About Medicenna

Medicenna is a clinical-stage immunotherapy company focused on developing novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first-in-class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior affinity toward CD122 (IL-2 receptor beta) with no CD25 (IL-2 receptor alpha) binding, thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials enrolling over 130 patients, including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ (Bifunctional SuperKine ImmunoTherapies) and the T-MASK™ (Targeted Metalloprotease Activated SuperKine) programs are designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

For more information, please visit www.medicenna.com, and follow us on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements that are not historical facts including, but not limited to, statements related to the extension of the term of the Warrants. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Investor and Media Contacts

Christina Cameron
Investor Relations, Medicenna Therapeutics
ir@medicenna.com

Investor Contact
Argot Partners
Phone: 212-600-1902
medicenna@argotpartners.com